

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2025

Dean L. Julia
Chief Executive Officer
Mobiquity Technologies, Inc.
35 Torrington Lane
Shoreham, NY 11786

      Re: Mobiquity Technologies, Inc.
          Registration Statement on Form S-1
          Filed July 23, 2025
          File No. 333-288900

Dear Dean L. Julia:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kate Beukenkamp at 202-551-3861 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Trade & Services

cc: Steven Morse